UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pogo Producing Company

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

730448107

(CUSIP Number)

John F. Wombwell

Executive Vice President & General Counsel

Plains Exploration & Production Company

700 Milam, Ste 3100

Houston, Texas 77002

(713) 579-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 730448107

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Plains Exploration & Production Company, I.R.S. Identification No. 33-0430755
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power None
8. Shared Voting Power 5,388,672(1)
9. Sole Dispositive Power None
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,672(1)
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 9.1%(2)
14.	Type of Reporting Person CO

(1) Represents the aggregate number of outstanding shares of the issuer’s common stock beneficially owned by Third Point LLC and Paul G. Van Wagenen, each of whom entered into a Support Agreement, dated July 17, 2007, with Plains Exploration & Production Company, a Delaware corporation (“PXP”), obligating the stockholder to vote its or his shares in favor of matters related to the merger of the issuer with a subsidiary of PXP, and with respect to which Mr. Van Wagenen granted certain officers of PXP an irrevocable proxy granting them the right to vote on his behalf in favor of such matters. Total includes 550,000 shares issuable upon the exercise of options held by Mr. Van Wagenen. For more information regarding the securities holdings of Third Point LLC and Mr. Van Wagenen, please see Schedule B attached hereto. PXP expressly disclaims beneficial ownership of any of the shares of issuer’s common stock subject to the Support Agreements and proxies.

(2) Based on 59,200,282 shares of the issuer’s common stock outstanding, which includes the 58,650,282 shares outstanding as of June 30, 2007, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below, and 550,000 shares issuable upon the exercise of options held by Mr. Van Wagenen.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is common stock, $1.00 par value, of Pogo Producing Company, a Delaware corporation (“Pogo”). The principal executive offices of Pogo are located at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046.

Item 2. Identity and Background

(a) The name of the corporation filing this statement is Plains Exploration & Production Company, a Delaware corporation, hereinafter sometimes referred to as “PXP.”

(b) The address of PXP’s principal office is 700 Milam, Suite 3100, Houston, Texas 77002.

(c) PXP is an independent oil and gas company primarily engaged in the activities of acquiring, developing, exploiting, exploring and producing oil and gas properties in the United States.

(d) Neither PXP nor, to PXP’s knowledge, any person named on Schedule A attached hereto has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither PXP nor, to PXP’s knowledge, any person named on Schedule A attached hereto was, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) To PXP’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of PXP as of the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

PXP and PXP Acquisition LLC, a direct, wholly owned subsidiary of PXP (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of July 17, 2007, which is incorporated by reference herein as Exhibit 1 (the “Merger Agreement”), with Pogo that provides for the merger of Pogo with and into Merger Sub (the “Merger”) with the Merger Sub continuing as the surviving corporation after the Merger. As an inducement for PXP to enter into the Merger Agreement and in consideration thereof, certain stockholders of Pogo identified on Schedule B (collectively, the “Stockholders”), entered into separate Support Agreements with PXP, dated July 17, 2007, as more fully described in Item 4, whereby each Stockholder agreed that at any meeting (or any adjournment or postponement thereof) of the holders of Pogo common stock, such Stockholder will vote all of its or his shares of Pogo common stock currently owned by such Stockholder or acquired by such Stockholder after such date in favor of the matters contemplated in the Merger Agreement. Mr. Van Wagenen has also granted certain officers of PXP an irrevocable proxy granting them the right to vote such shares in favor of such matters (the support agreements and proxies together are referred to herein as the “Support Agreements”). PXP did not pay additional consideration to the Stockholders in exchange for the Support Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement incorporated by reference as Exhibit 1 to this Schedule 13D and the Support Agreements incorporated by reference as Exhibit 2 and Exhibit 3 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4. Purpose of Transaction

(a) - (b) As described in Item 3 above, this Schedule 13D relates to the proposed merger of PXP with Pogo pursuant to the terms of the Merger Agreement. To induce PXP to enter into the Merger Agreement, the Stockholders entered into the Support Agreements. The purpose of the Support Agreements is to facilitate the consummation of the Merger.

The Merger Agreement provides that, upon effectiveness of the Merger, each share of common stock of Pogo then issued and outstanding (excluding dissenting shares) will be converted automatically into the right to receive $24.88 in cash and 0.68201 shares of common stock of PXP (the “Merger Consideration”), subject to election, adjustment and proration procedures as provided for in the Merger Agreement. Also at the Effective Time (as defined in the Merger Agreement) of the Merger, each share of Pogo common stock issued and outstanding immediately prior to the Merger that is owned by PXP, Merger Sub, any subsidiaries of PXP or Merger Sub or Pogo (as treasury stock) will be cancelled, and each outstanding option to acquire Pogo common stock will be converted into the right to receive an amount equal to the product of the number of shares of Pogo common stock previously subject to such option and the excess, if any, of the Merger Consideration per share over the exercise price of such option, less any applicable withholding. In addition, each outstanding share of Pogo restricted stock that has not vested will become fully vested and converted into the right to receive the Merger Consideration, less any applicable withholding.

By executing the Support Agreements, the Stockholders have agreed to vote all of the shares of Pogo common stock currently owned by them or acquired prior to the expiration of the Support Agreement for (a)(i) the adoption of the Merger Agreement, (ii) the Merger and the other transactions contemplated by the Merger Agreement and (iii) any actions required in furtherance of the Merger and the other transactions contemplated by the Merger Agreement, and against (b)(i) any alternative proposal, (ii) any proposal for action or agreement that is reasonably likely to result in a breach by Pogo of any covenant, representation or warranty or any other obligation or agreement under the Merger Agreement that is reasonably likely to result in any of the conditions to Pogo’s obligations under the Merger Agreement not being fulfilled or (c) any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated. Mr. Van Wagenen’s Support Agreement grants an irrevocable proxy to certain officers of PXP granting them the right to vote such shares as specified in clauses (a) and (b) above. The Support Agreements terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms or (b) the Effective Time.

(c) Not applicable.

(d) The directors and officers of the Merger Sub at the Effective Time of the Merger shall remain the directors and officers until the earlier to occur of the resignation or removal of such directors and officers or until their respective successors are duly elected or appointed in accordance with the applicable law.

(e) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(f) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(g) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(h) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(i) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

(j) Other than pursuant to the Merger Agreement or as a result of the Merger, in each case as described in Item 3 and above in this Item 4, not applicable.

Item 5. Interest in Securities of the Issuer

(a) As a result of the Support Agreements, PXP may be deemed to be the beneficial owner of 5,388,672 shares of issuer’s common stock, after giving effect to 550,000 shares issuable upon the exercise of options held by Mr. Van Wagenen. This number of shares represents approximately 9.1% of the issuer’s outstanding common stock, based on 59,200,282 shares of the issuer’s common stock outstanding, which includes the 58,650,282 shares outstanding as of June 30, 2007, as represented by the issuer in the Merger Agreement, and 550,000 shares issuable upon the exercise of options held by Mr. Van Wagenen. PXP disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by PXP as to the beneficial ownership of such shares.

(b) PXP may be deemed to have shared voting power over the 5,388,672 shares of the issuer’s common stock (after giving effect to 550,000 shares issuable upon the exercise of options held by Mr. Van Wagenen) beneficially owned by the Stockholders due to PXP’s right under the Support Agreements to direct the voting of such shares with respect to the matters specified in the Support Agreements (and to vote such shares in accordance with Mr. Van Wagenen’s proxy). However, PXP does not control the voting of such shares with respect to other matters, and does not possess any other rights as a Pogo stockholder with respect to such shares. PXP does not have any dispositive power over the shares of the issuer’s common stock held by the Stockholders. To PXP’s knowledge, no shares of Pogo common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

Information required by Items 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To PXP’s knowledge, none of the persons identified on Schedule B with whom PXP has shared voting power (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five (5) years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five (5) years.

(c) Except for the Merger Agreement and the Support Agreements, and the transactions contemplated by those agreements, to PXP’s knowledge, no transactions in Pogo common stock have been effected during the past sixty (60) days by any person named pursuant to Item 2.

(d) To PXP’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The terms of the Support Agreements are described under Items 4(a)-(b) above. The Support Agreements also apply to any shares of Pogo common stock acquired by the parties to such agreements after the date of the Support Agreements.

Item 7. Material to Be Filed as Exhibits

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger, dated July 17, 2007, by and among Plains Exploration & Production Company, PXP Acquisition LLC and Pogo Producing Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Plains Exploration & Production Company on July 20, 2007).

2	Support Agreement, dated July 17, 2007, by and between Plains Exploration & Production Company and Paul G. Van Wagenen.

3	Support Agreement, dated July 17, 2007, by and between Plains Exploration & Production Company and Third Point LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D related to the stock of Pogo Producing Company filed by Third Point LLC on July 20, 2007).

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2007

Plains Exploration & Production Company

By:	/s/ John F. Wombwell
Name:	John F. Wombwell
Title:	Executive Vice President, General Counsel and Secretary

SCHEDULE A

Directors and Executive Officers of Plains Exploration & Production Company

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Plains Exploration & Production Company (“PXP”). The business address of each person listed below is c/o Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, Texas 77002.

Board of Directors

Name	Principal Occupation or Employment

James C. Flores	Chairman of the Board of Directors, President and Chief Executive Officer

Isaac Arnold, Jr.	Chairman of the Board of Quintana Petroleum Corporation

Alan R. Buckwalter, III	Retired, Chairman and Chief Executive Officer of Chase Bank of Texas

Jerry L. Dees	Retired, Senior Vice President, Exploration and Land for Vastar Resources, Inc.

Tom H. Delimitros	General Partner of AMT Venture Funds

Robert L Gerry, III	Chairman and Chief Executive Officer of VAALCO Energy, Inc.

John H. Lollar	Managing Partner of Newgulf Exploration, L.P.

Executive Officers

Name	Title

James C. Flores	Chairman of the Board of Directors, President and Chief Executive Officer

John F. Wombwell	Executive Vice President, General Counsel and Secretary

Doss R. Bourgeois	Executive Vice President — Exploration & Production

Winston M. Talbert	Executive Vice President and Chief Financial Officer

Cynthia A. Feeback	Vice President, Controller and Chief Accounting Officer

SCHEDULE B

Parties to Support Agreements with Plains Exploration & Production Company

The following table sets forth the name, address, principal occupation or employment, and state or other place of organization of each stockholder of Pogo Producing Company that has entered into a Support Agreement with Plains Exploration & Production Company in connection with the Merger Agreement, and the aggregate number of shares of Pogo common stock held by each such person as of July 17, 2007.*

Name and Address	Principal Occupation or Employment	State or Other Place of Organization	Total Beneficial Ownership of Shares as of July 17, 2007
Third Point LLC 390 Park Avenue New York, NY 10022	N/A (entity)	Delaware	4,615,000

Paul G. Van Wagenen 5 Greenway Plaza Suite 2700 Houston, Texas 77046	Chairman of the Board, President and Chief Executive Officer of Pogo Producing Company	N/A (individual)	773,672(1)

*	As noted in Item 6 above, the Support Agreements also apply to any shares of Pogo common stock acquired by the parties to such agreements after the date of the Support Agreements. The above table includes the total shares of Pogo common stock held as of July 17, 2007.

(1)	Includes 550,000 shares of Pogo Producing Company common stock that may be acquired upon the exercise of options.

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger, dated July 17, 2007, by and among Plains Exploration & Production Company, PXP Acquisition LLC and Pogo Producing Company (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Plains Exploration & Production Company on July 20, 2007).

2	Support Agreement, dated July 17, 2007, by and between Plains Exploration & Production Company and Paul G. Van Wagenen.

3	Support Agreement, dated July 17, 2007, by and between Plains Exploration & Production Company and Third Point LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D related to the stock of Pogo Producing Company filed by Third Point LLC on July 20, 2007).